Exhibit 4

Blake, Cassels & Graydon LLP Barristers & Solicitors Patent & Trade-mark Agents 855 — 2nd Street S.W. Suite 3500, Bankers Hall East Tower Calgary AB T2P 4J8 Canada Tel: 403-260-9600 Fax: 403-260-9700
December 16, 2010
Reference: 50413/33
VIA SEDAR
Ontario Securities Commission (as Principal Regulator under National Policy 11-202)
Alberta Securities Commission
British Columbia Securities Commission
Nova Scotia Securities Commission
Dear Sirs/Mesdames:

Re:	Final Short Form Prospectus of Denison Mines Corp. (the “Corporation”)
We refer to the final short form prospectus dated December 16, 2010 (the “Prospectus”) of the Corporation relating to the qualification for distribution of the common shares issuable on the exercise of special warrants and flow-through special warrants of the Corporation.
We hereby consent to the references to our firm name on the cover page and under the headings “Eligibility for Investment”, “Interest of Experts” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus and to the use of our opinion under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus.
We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of the services we performed in connection with such opinion.
This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

“Blake, Cassels & Graydon LLP”
MONTRÉAL     OTTAWA     TORONTO     CALGARY     VANCOUVER
NEW YORK     CHICAGO     LONDON     BAHRAIN     AL-KHOBAR*      BEIJING     SHANGHAI*     blakes.com

*	Associated Office